EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Holly Energy Partners, L.P. for the registration of up to $1,000,000,000 of common units, preferred units, debt securities and guarantees of such debt securities, and to the incorporation by reference therein of our reports dated February 14, 2008, with respect to the consolidated financial statements of Holly Energy Partners, L.P. and the effectiveness of internal control over financial reporting of Holly Energy Partners, L.P., included in its Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
November 20, 2008
Dallas, Texas